Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399
North America's Railroad                                   FOR IMMEDIATE RELEASE







                                             Stock symbols: TSE: CNR / NYSE: CNI






                                                                       www.cn.ca









CN/BNSF combination offers B.C. shippers, ports better and faster rail access to rapidly growing
U.S. and Mexican markets, says CN's Paul M. Tellier



VANCOUVER, B.C., March 3, 2000 -- The Canadian National/Burlington Northern Santa Fe combination will offer British Columbia shippers and ports new, more efficient rail access to key U.S. and Mexican markets, says CN President and Chief Executive Officer Paul M. Tellier.


Tellier said today north-south trade is vital to B.C.'s economy - U.S. markets already consume 63 per cent of the province's exports - and it's destined to become even more important. Canada-U.S.-Mexico trade is rising at 10 to 15 per cent annually and the North American economy is becoming increasingly integrated along north-south lines.

"We've looked to the future," Tellier told the Vancouver Board of Trade. "We saw what kind of transportation service Canada and British Columbia would need to compete."


The answer, Tellier said, is the debt-free, end-to-end and predominantly north-south combination of CN and BNSF, a transaction that will generate significant competitive advantages for B.C.'s resource industries, ports and provincial railroad:


   o New, faster, single-line rail routes to U.S. markets and multiple Mexican gateways; transit times for B.C. traffic to California could be cut by 12 to 24 hours;


   o New, truck-competitive rail service for lumber shipments destined for U.S. markets along north-south Interstate Highway 5 corridor;


   o Greater economies of scale for CN, resulting in a larger car supply for shippers because cars will cycle more quickly between origin and destination.


Tellier said single-line service is "the key to a revolution that's going on in the rail industry. Single-line service is seamless and safer. By keeping shipments on a single rail network, shippers don't lose time through switching and interchanging" freight cars with other railroads.


"On a single line, we can manage rail cars better. We reduce car cycle time, and this increases the capacity of our system. We've already seen this happen since our merger with Illinois Central."

CN and Burlington Northern Santa Fe Corporation announced their proposed combination through a new company, North American Railways, Inc., on Dec. 20, 1999. The combination will create a rail system stretching 50,000 miles, linking eight Canadian provinces and 33 states in the western and central United States, and employing 67,000 people. In addition to expanded single-line services, new gateway choices and improved transit times, the combination offers North American shippers a coordinated marketing plan; enhanced reliability; unified customer service information, including easier tracking, tracing and ordering; simplified billing; greater capacity; and improved asset utilization.

Tellier said CN and BNSF, as operating companies, will remain intact and separate, while North American Railways will operate the carriers as an integrated rail network. North American Railways' headquarters will be in Montreal, the majority of its members will be resident Canadians, no one will be able to own more than 15 per cent of its voting shares and it will operate in both official languages.

"This is not the `Americanization' of CN. This is turning CN into a major North American carrier while retaining its strong Canadian identity."

Tellier said the Port of Vancouver, which last year saw container traffic rise 27 per cent to a record one million containers, could handle two million containers annually in the foreseeable future. But if Vancouver is to continue to grow, three things must happen, he said.

First, railroads must continue to widen the port's North American reach. CN has done that through its acquisition of Illinois Central and the investment of $1.1 billion in its western Canadian rail network over the past five years.

Second, the port must increase its capacity, and CN believes DeltaPort is the appropriate focus for new investment.

Third, there must be an end to chronic labor disruptions at the port. "Vancouver must send a message to the world that it is open for business 24 hours a day, seven days a week, 365 days a year - no surprises."

Tellier stressed that CN's east-west network is an important asset and will remain so after the combination.

"Traffic on CN's east-west network, with its terminals in Vancouver and Prince Rupert, has been growing at almost five per cent per year...We will continue to grow that business. And the network north of the 49th parallel, with its lower grades over the Rockies and its low operating costs, will be key to growing that business."

Tellier said the combination will raise the bar for rail industry consolidations. That's why CN and BNSF have taken the unprecedented step of guaranteeing shippers equal or better rail service over their railroads after they are combined. Today, CN and BNSF provide the best service in the rail industry.

In addition, CN and BNSF will guarantee route options for shippers. That means existing gateways will remain open after the combination takes effect, and a rail alternative will be assured for the very few shippers who would otherwise have one rather than two railroads to use after the combination is effective.

Tellier concluded that some rail competitors want to delay the combination because they are not ready to compete with the service levels of a combined CN and BNSF.

"This is my reply. Now is the time for a rail combination that brings better service to shippers...There is no bad time for a good combination. We believe in the strengths of the CN/BNSF combination."

Canadian National Railway Company spans Canada and mid-America, from the Atlantic and Pacific oceans to the Gulf of Mexico, serving the ports of Vancouver, Prince Rupert, B.C., Montreal, Halifax, New Orleans, and Mobile, Ala., and the key cities of Toronto, Buffalo, Chicago, Detroit, Memphis, St. Louis, and Jackson, Miss., with connections to all points in North America.

CN and North American Railways, Inc. have filed a registration statement on Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meetings to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC's Web site, WWW.SEC.GOV. Other filings made by CN on Forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary's office at (514) 399-6569. Other filings made by BNSF on Forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary's office at (817) 352-6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.


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Contact:   Mark Hallman
           System Director, Media Relations
           (416) 217-6390